UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 11-22-02
1-06388

02068207

December 23, 2002

Jere R. Thompson
Jones, Day, Reavis & Pogue
599 Lexington Avenue
New York, NY 10022-6070

Act	1934
Section	
Rule	14A-8
Public Availability	12/23/2002

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated November 22, 2002

Dear Mr. Thompson:

This is in response to your letter dated November 22, 2002 concerning the shareholder proposal submitted to R.J. Reynolds by Chris Rossi. We also have received a letter on the proponent's behalf dated December 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,
Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

JONES, DAY, REAVIS & POGUE
599 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022-6070
TELEPHONE: 212-326-3939 • FACSIMILE: 212-755-7306

WRITER'S DIRECT NUMBER:
(212) 326-3901
jrthomson@jonesday.com

JP207308:gh

November 22, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Shareholder Proposal Submitted by Mr. Chris Rossi Acting in his Capacity as Custodian for Victor Rossi

Ladies and Gentlemen:

R.J. Reynolds Tobacco Holdings, Inc. (the "**Company**") has received a shareholder proposal requesting that the Company's shareholders recommend that the Company's Board of Directors redeem any poison pill now in effect and refrain from adopting or extending any poison pill without a submission to shareholder vote (the "**2003 Proposal**"). As described below, a similar proposal from the same proponent was excluded from the Company's last proxy materials because the proponent failed to appear, without good cause, at the Company's 2001 annual meeting of shareholders. The Staff of the Division of Corporation Finance ("**Staff**") issued a "no-action letter" to the Company with regard to such omission.

The 2003 Proposal was submitted by Mr. Chris Rossi, acting in his capacity as custodian for the record holder of Company's common shares, Mr. Victor Rossi, pursuant to a letter dated October 21, 2002. Mr. Rossi's letter states "this is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters..." The 2003 Proposal and its supporting statement (the "**Supporting Statement**") submitted by Messrs. Rossi (together with Mr. Chevedden, the "**Proponent**") are set forth in full as Appendix A to this letter.

The Company hereby notifies the Proponent of its intention to exclude the 2003 Proposal and Supporting Statement from its proxy statement and form of proxy (the "**2003 Proxy Materials**") for the 2003 annual meeting of shareholders. This letter constitutes the Company's statement of the reasons that it deems this omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8[1] promulgated under the Securities Exchange Act of 1934, as amended, we are writing to request that the Staff not recommend any enforcement action if the Company omits the 2003 Proposal and its Supporting Statement from the 2003 Proxy Materials. The Company has advised us as to the factual matters that are set forth below. The date currently proposed for the upcoming annual meeting is April 29, 2003, although this date has not yet been approved by the Company's Board of Directors.

---

[1] Unless otherwise noted, all section and clause references herein are to this Rule.

I. Reasons for Omission - The Proponent failed to appear, either personally or through a representative and without good cause, to present his proposal at the Company's 2001 shareholders' meeting.

The Company believes that it may omit the 2003 Proposal and Supporting Statement from the 2003 Proxy Materials under Rule 14a-8(h)(3) because:

- the Proponent submitted a proposal (the "**2001 Proposal**") that the Company included in its proxy statement and the form of proxy (collectively, the "**2001 Proxy Materials**") for its annual meeting of shareholders that was held on April 25, 2001 (the "**2001 Meeting**"), and

- without good cause, neither the Proponent nor his representative appeared to present the 2001 Proposal at the 2001 Meeting.

Pursuant to Rule 14a-8(h)(1), if a shareholder has submitted a proposal that has been included in a registrant's proxy materials, the shareholder or a qualified representative must attend the shareholder's meeting to present the proposal. Rule 14a-8(h)(3) further states that "[i]f you [the shareholder proponent] or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."[2]

The Proponent submitted the 2001 Proposal to the Company for inclusion in the 2001 Proxy Materials, and the Company did so include that proposal. Before the 2001 Meeting, the Company's Senior Counsel contacted the Proponent (in the person of Chris Rossi) twice by telephone — without any obligation to do so — in order to confirm whether he planned to attend the 2001 Meeting to present the 2001 Proposal. In the first such call, which occurred approximately three to four weeks before the 2001 Meeting, Mr. Rossi said that he would attend the meeting to present the 2001 Proposal. In the second call, which transpired a few days before the 2001 Meeting, he stated that either he or a representative would be present at the meeting. After business hours on the evening before the 2001 Meeting, however, Mr. Rossi left a voicemail for the Company's Senior Counsel to say that neither he nor a representative would be able to attend the meeting the very next day, and he did not provide any reason for this failure to be present. The Company held the 2001 Meeting the following day at the time and place that was set forth in the 2001 Proxy Materials. The Proponent did not appear at the meeting to present the 2001 Proposal, and the Company is not aware of good cause for his failure to do so.

Pursuant to a letter dated October 22, 2001 and subsequent correspondence, the Proponent submitted a similar proposal regarding poison pills (the "**2002 Proposal**") to the Company for inclusion in its proxy materials for its annual meeting of shareholders held on

[2] Following the guidance provided by the Staff in its answer to Question 6c. posed in *Staff Legal Bulletin No. 14*, the Company did not, and was not required to, provide the Proponent with a notice of procedural defect within 14 days of receiving the proposal "because the [Proponent] cannot remedy this defect after that fact."

April 24, 2002 ("**2002 Proxy Materials**"). On February 12, 2002, the Staff issued a letter stating that it would not recommend enforcement action to the Commission if the Company omitted the 2002 Proposal from its 2002 Proxy Materials in reliance on Rule 14a-8(h)(3). A copy of such correspondence is included as Appendix B to this letter.

Rule 14a-8(h)(3) clearly states that a proponent's failure to appear without good cause is an adequate ground to exclude "all" proposals from such proponent from its proxy material for "any meeting held in the following two calendar years." (Emphasis added.) Accordingly, the Company believes this request to the Staff should not present any new issues.

The Proponent is highly experienced at making shareholder proposals, having submitted numerous proposals to various companies over a period of many years.[3] He should be well aware of the 14a-8(h) rules requiring presentation of all such shareholder proposals at a registrant's annual meeting.

II. Conclusion

For the reasons set forth above, the Company believes that it may omit the 2003 Proposal and Supporting Statement from its 2003 Proxy Materials pursuant to Rule 14a-8(h)(3).

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (212) 326-3981 or my associate Marilyn Sonnie at (212) 326-3734.

Thank you for your consideration of these matters.

Sincerely,

Jere R. Thomson / M.R.

Jere R. Thomson

Attachments

cc: Mr. Victor Rossi
Mr. Chris Rossi
Mr. John Chevedden

[3] Mr. Rossi has submitted numerous shareholder proposals since 1988. *See e.g., Sempra Energy* (February 29, 2000); *Airtouch Communications, Inc.* (January 6, 1998); *General Electric Company* (December 28, 1995); *Pacific Gas and Electric Company* (January 26, 1993) and *Exxon Corporation* (February 4, 1988).

Appendix A

chris Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Andrew Schindler
Chairman
R.J. Reynolds Tobacco (RJR)
401 North Main Street
Winston-Salem, NC 27102
Phone: (336) 741-5500
Fax: (336) 741-5511
Email: talktorjrt@rjrt.com

Dear Mr. Schindler,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Chris Rossi 10/01/02

chris Rossi Custodian for
Victor Rossi

cc: Charles A. Blixt
Assistant Secretary
FX: 336/741-2998

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder participation.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers a no action request, it is recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) The Securities and Exchange Commission "is faced with a dramatic increased workload that is stretching its resources to the limit," Rep. John Dingell (D-Mich.) and Rep. Edward Markey, (D-Mass.).

3) To allow shareholders a choice
In the New Jersey High Court ruling allowing Sen. Torricelli to be replaced, the court said state election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow candidates to get on the ballot and, most importantly, to allow the voters a choice on election day."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 12, 2002

John D. Amorosi
Davis Polk & Wardwell
450 Lexington Avenue
New York, N.Y. 10017

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated December 20, 2001

Dear Mr. Amorosi:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to R.J. Reynolds by Chris Rossi. We also have received a letter on the proponent's behalf dated January 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

February 12, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated December 20, 2001

The proposal relates to poison pill plans.

There appears to be some basis for your view that R.J. Reynolds may exclude the proposal under rule 14a-8(h)(3). We note your representation that R.J. Reynolds included the proponent's proposal in its proxy statement for its 2001 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if R.J. Reynolds omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Keir Devon Gumbs
Special Counsel

NYI-2017955v1

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 7, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2002 DEC -9 PM 2:44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

R.J . Reynolds Tobacco Holdings, Inc. (RJR)
Investor Response to Company No Action Request
Poison Pill Topic
Chris Rossi

Ladies and Gentlemen:

This letter addresses the company December 4, 2002 no action request.

This letter also provides evidence that contradicts the company claim that the company request "should not present any new issues."

The company appears to prejudice its case from the beginning by violating the requirement for simultaneous delivery of the no action request to both the Office of Chief Counsel and the shareholder party. The company forwarded its returned copy of its no action request that was already date-stamped on November 22, 2002 by the Office of Chief Counsel. This stamped copy was forwarded to the shareholder party in a FedEx envelop with a November 29, 2002 delivery date. Thus there was a 7-day delay perhaps intentionally.

To focus on the core company claim, the company called Mr. Rossi's proposal for a vote at the 2001 annual meeting and thereafter reported the results in the company 2001 10-Q as required per the attached 10-Q exhibit. Thus all the requirements appear to have been met or waived for the 2001 proposal presentation.

Paradoxically the company may have presented the 2001 proposal for the benefit of the company. Reason: The company may have wished to show a level of support for the proposal topic which the company considered low. By publishing the proposal vote the company may have been attempting to lay the ground to exclude the 2001 topic at subsequent annual meetings on the issue of minimum votes for resubmittal.

Thus the company no action request may be a case of asking for cake after eating it.

For the above reasons it appears that the 2001 proposal presentation was satisfied and that shareholders should have an opportunity to vote on the 2003 proposal.

In the 2002 New Jersey High Court ruling on a viable candidate to replace Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc: Chris Rossi

Andrew Schindler
Chairman

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ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
[Source: RJ REYNOLDS TOBACCO HOLDINGS INC 10-Q 20010801 raw htm]

The annual meeting of stockholders of RJR was held on April 25, 2001 in Winston-Salem, North Carolina, at which the following matters were submitted to a vote of the stockholders:

(a) Votes regarding the election of three Class II directors of RJR for a term expiring in 2004 were:

<Table>
<Caption>

NAME	FOR	WITHHELD
<S>	<C>	<C>
A. D. Frazier, Jr.	93,339,010	323,155
John G. Medlin, Jr.	93,327,392	334,773
Nana Mensah..	93,336,639	325,526

</Table>

Additional directors, whose terms of office as directors continued after the meeting were:

<Table>
<Caption>

CLASS III DIRECTORS TERM EXPIRING IN 2002	CLASS I DIRECTORS TERM EXPIRING IN 2003
<S>	<C>
Denise Ilitch	Mary K. Bush
Andrew J. Schindler	John T. Chain, Jr.
Joseph P. Viviano	Thomas C. Wajnert

</Table>

(b) Votes regarding ratification of appointment of KPMG LLP as independent auditors for fiscal year 2001 were:

<Table>
<Caption>

FOR	AGAINST	ABSTENTIONS
<S>	<C>	<C>
93,118,403	457,096	86,666

</Table>

(c) Votes regarding the stockholder proposal on director compensation were:

<Table>

<Caption>

<S> <C> <C> <C>

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
2,602,012	80,308,558	499,807	10,251,788

</Table>

VS.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 23, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated November 22, 2002

The proposal relates to poison pill plans.

There appears to be some basis for your view that R.J. Reynolds may exclude the proposal under rule 14a-8(h)(3). We note your representation that R.J. Reynolds included the proponent's proposal in its proxy statement for its 2001 annual meeting, but neither the proponent nor his representative appeared to present the proposal at the meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if R.J. Reynolds omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor